Exhibit 3.1

Amendment to the Bylaws of Syntroleum Corporation

Section 3.12. Emeritus Directors. The Board of Directors may, from time to time, by majority vote, elect one or more of its former directors to serve as Emeritus Directors for one or more consecutive one-year terms or until earlier resignation or removal by a majority of the Board of Directors. Emeritus Directors may be asked to serve as consultants to the Board of Directors and may be appointed by the Board of Directors to serve as consultants to committees of the Board of Directors. Emeritus Directors may be invited to attend meetings of the Board of Directors or any committee of the Board of Directors for which they have been appointed to serve as consultants. Emeritus Directors shall not be permitted to vote on matters brought before the Board of Directors or any committee thereof and shall not be counted for the purpose of determining whether a quorum of the Board or Directors or the committee is present. Emeritus Directors will be entitled to receive reimbursement for expenses of meeting attendance, fees or other compensation, as approved by the Board of Directors. Emeritus Directors may be removed at any time by the Board of Directors. An Emeritus Director shall not have any of the responsibilities or liabilities of a director, nor any of a director’s rights, powers or privileges. Reference in the Certificate of Incorporation and these Bylaws to “directors” shall not mean or include Emeritus Directors; provided, however, that references to “directors” in (A) Article IX of the Certificate of Incorporation and Section 6.7 of these Bylaws relating to indemnification of directors and (B) Article X of the Certificate of Incorporation relating to the limitation of liability of directors shall mean and include Emeritus Directors.